UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number 0-25890
CBIZ, Inc. — NASDAQ Global Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
6050 Oak Tree Boulevard South, Suite 500, Cleveland, Ohio 44131, (216) 447-9000

(Address, including zip code and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, par value $0.01 per share

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☑	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange. *
* This Notification of Removal from Listing relates solely to the withdrawal from listing of our Common Stock from the NASDAQ Global Market and shall have no effect upon the continued listing of our Common Stock on the New York Stock Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, CBIZ, Inc. certifies that is has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 12, 2006	By:	/s/ Michael W. Gleespen Michael W. Gleespen, Corporate Secretary